02049770

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2002
WASH. D.C. 153

Your reference File No. 82-5089

Our reference

Date August 28, 2002

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Legal Department

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Disclosure of Investment" dated August 23, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

I. Klauer
Irene Klauer

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Enclosure

dlw 9/6

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Disclosure of Investment

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, August 23, 2002 – Pursuant to Article 20 of the Swiss Stock Exchange Law, Zurich Financial Services received the following notice from Brandes Investment Partners L.P.:

Brandes Investment Partners, L.P. (11988 El Camino Real, Suite 500, P.O. Box 919048, San Diego, CA 92191 – 9048, USA) ("Brandes") holds as of 22 August 2002 by virtue of discretionary investment authority from its clients 10,02% of the voting rights in Zurich Financial Services.

Brandes holds 4'549'375 ordinary shares of Zurich Financial Services and 38'034'878 American Depository Receipts ("ADRs") of Zurich Financial Services. These ADRs represent 3'803'487.8 ordinary shares of Zurich Financial Services and entitle the holder to give voting instructions through the Bank of New York, which administrates the Zurich Financial Services ADR program. All the said securities are beneficially owned by Brandes' clients. Brandes reports not holding any shares of Zurich Financial Services on a proprietary basis.

The **Zurich Financial Services Group** (www.zurich.com) is a global leader of integrated financial services providing its customers solutions in the area of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on key markets, i.e. North America, UK, Switzerland, Europe and selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries employing approximately 70,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:
Zurich Financial Services, Media and Public Relation
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com